December 29, 2009
Via EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Evan S. Jacobson, Examiner

RE:  MIB Digital, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed November 18, 2009
     File No. 333-163172

Mr. Jacobson:

         This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission(the "Commission") contained in the letter from the Staff to MIB Digital, Inc. (the "Company") dated December 15, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note that the offering appears to be on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, but that you have not checked the appropriate box. Please explain or revise, as appropriate.

RESPONSE:

We will sell the securities after the registration statement is declared effective and plan to complete the offering in 60 days. The offering is not delayed, nor offered on a continuous basis.

STAFF COMMENT 2:

Please revise the cover page to clarify that this registration statement constitutes the initial public offering of MIB Digital's common stock.

RESPONSE:

We concur with the staff and have changed the cover page to reflect that this offering is the initial public offering of the Company's common stock.

STAFF COMMENT 3:

Please revise the initial paragraph so that the information is presented in a way that enhances readability and is in accordance with the plain English principles provided in Rule 421(d) of Regulation C. For instance, please avoid the use of all capital letters in the initial paragraph. In addition, consider revising the organization of the cover page to avoid multiple references to, for example, the lack of a trading market for the common stock and to the best efforts, self-underwritten nature of the offering. In this regard, consider describing the terms of the offering (e.g., the stock price, dollar increments and maximum amount to be raised in the initial paragraph. It would appropriate

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to then briefly describe in separate paragraphs the best-efforts nature of the offering, the absence of a public trading market, etc., followed by the required disclosure regarding risk factors and any required legends at the bottom of the page.

RESPONSE:

We concur with the staff and have changed the initial paragraph to be more readable and in simple English. In addition we modified the formatting to avoid capitals, deleted any multiple references to the same material, and included the basic terms of the agreement in the 1st paragraph.

STAFF COMMENT 4:

Revise the cover page to specifically address the "no minimum" structure of the transaction. In this regard, the cover page disclosure should briefly discuss the possibility that all of the shares may not be sold and that the amount raised may be minimal and may not even cover the costs of the offering, which you have estimated to be approximately $5,000. Please revise other relevant sections of the prospectus to address the impact that selling less than the maximum number of registered shares could have on your business plans.

RESPONSE:

We concur with the staff and have update the cover page to address the "no minimum" structure of the transaction. We also updated other sections to explain the impact if the full offering is not sold and the impact on our business.

STAFF COMMENT 5:

State the officer/director who will sell the common stock on the cover page, and briefly describe the role of that person in the marketing of the securities.

RESPONSE:

We concur with the staff and have updated the cover page to reflect that the Company's sole officer will be responsible for all marketing and selling of the Company's securities.

STAFF COMMENT 6:

Given that the offering is a best efforts, no minimum offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regards, we note your statement throughout the document at that the number of shares outstanding after the offering will be 12,000,000 and that you expect to generate net proceeds of $25,000, even though there is a no minimum number of shares that must be sold and the assurance that you will sell all of the shares covered by the prospectus. Where you reference shares to be sold in this offering, please revise throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering, and the possible proceeds to be generated thereby.

RESPONSE:

We concur with the staff and update the registration statement to explain that the offering has a "no minimum" to close the offering and the ramifications to the Company if all of the shares are not sold. In addition we have also provided examples to illustrate that if less than all of the shares are sold, how many shares are outstanding and the net proceeds to the Company.

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STAFF COMMENT 7:

Please revise the business description both here and in the Business section to explain your proposed business in easy-to-understand, every-day language. Your statement that MIB Digital "develops and operates advertising and subscription support content management platform capable of delivering wide, audio and related advanced multimedia programming to broadband, IPTV and a wide variety of wireless mobile devices ranging from low cost mobile telephones to wireless-enabled Portable Digital Assistants" is unclear in the respect.

RESPONSE:

We concur with the staff and have modified the Business section to explain our business in every-day language.

STAFF COMMENT 8:

We note your disclosure that you develop and operate an advertising and subscription supported content management platform, and your reference to your "core strength of products." It appears from your disclosure elsewhere in your prospectus, however, that you have not started the development of your proposed product. For example, on page 27, you state" "Since inception, the majority of the company's time has been spent refining it business plan and conduction industry research, and preparing for the primary financial offering." As applicable, on the first page of your summary, inform potential investors that you have not completed the development of your proposed product and briefly summarize the status of your product development efforts. Inform investor that until the product is developed you will not be able to commence marketing or generate material revenues. Make appropriate change to the text of the summary to clarify that you are a development stage company with no proven product or prototype. Additionally, provide a cross-reference to the page of the body of the prospectus where you discuss the status of your product development efforts, what remains to be accomplished to develop and market the proposed product, the financial resources you believe are necessary to complete product development, and the material uncertainties or difficulties that you may encounter that might prevent the completion of the product development. This comment applies to the Business section, as well.

RESPONSE:

We concur with the staff and have changed the summary and the Business section to reflect that we are a development stage company with no proven prototype or product. We also added a cross reference from the summary to the Business section.

STAFF COMMENT 9:

This section appears to be duplicative of the section titled "Summary of Our Offering" on page 3. As such, please delete this section.

RESPONSE:

We concur with the staff and have deleted this section.

STAFF COMMENT 10:

This section appears to be duplicative of the section titled "Summary of Financial Information" on page 6. As such, please delete this section.

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RESPONSE:

We concur with the staff and have deleted this section.

STAFF COMMENT 11:

Many of the headings of your risk factors recite a condition or uncertainty to which your business is subject, but do not describe the risk to investors that the condition or uncertainty poses. For example, see the risk factor titled "Our Operating Results May Prove Unpredictable" on page 11. Please ensure that each risk factor caption contains a concise, meaningful description of the risk that is posed to investors. See Item 503(c) of Regulation S-K.

RESPONSE:

We concur with the staff and have updated the risk factors to include the risk they pose to the investor.

STAFF COMMENT 12:

The paragraphs in this section should be specific to your company and should provide quantitative information, as applicable, to inform investors of the significance and potential effect of the conditions or uncertainties you identify as the sources of material risk. For example, you refer in generic terms to you "product" or your "services" in such as way that the risk factors could apply to any business in nearly any industry. As another example, you identify a need for additional capital needs that you have identified, or when the additional capital is needed. Please revise throughout the risk factors section to provide contextual information of this type.

RESPONSE:

We concur with the staff and have updated the risk factors to provide contextual information about our business.

STAFF COMMENT 13:

Please remove the references to the trading price of your common stock from the second paragraph of the introductory paragraph since you stock is not currently traded. In addition, it appears that you have erroneously referred to "secure Window" in the third introductory paragraph to the risk factors. Please revise or explain.

RESPONSE:

We concur with the staff and have updated the registration to remove the trading price of the stock. In addition we corrected the reference to the "Secure Window".

STAFF COMMENT 14:

Please explain why you have referenced an audit report dated November 2009 in this risk factor when the audit report you have provided in the filing is dated as of October 31, 2009.

RESPONSE:

We updated the registration statement to reflect that our audit report is for the period ending October 31, 2009 and dated November 10, 2009 by our auditors.

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STAFF COMMENT 15:

We note your disclosure that your sole officer and director currently owns 100% of your outstanding shares, and will own 75% of your outstanding shares after the offering is completed. Please revise to clarify that this assumes that you successfully sell all of the shares in the offering, and that if you sell less than all shares offered for sale, the percentage of shares owned by Mr. Hughes will be greater than 75%.

RESPONSE:

We concur with the staff and have updated the percentage of shares owned by Mr. Hughes after the offering will vary depending on the amount of securities sold in the offering.

STAFF COMMENT 16:

Please revised your disclosure here and throughout the document to clarify that you currently do not have any products and, correspondingly, that any references to a product, product demand, marketing activities, business operations, infrastructure, etc., do not currently apply to you.

RESPONSE:

We concur with the staff and have updated the registration statement to reflect we do not have a product and have removed the associated references.

STAFF COMMENT 17:

The risk factor appears to be duplicative of the risk factors that appear on page 11 that being "Our Lack of An Operating History" and "Our Operation Results May Prove Unpredictable." Please revise your disclosure to eliminate unnecessary repetitiveness.

RESPONSE:

We concur with the staff and have removed the duplicative risk factors.

STAFF COMMENT 18:

The last two sentences of the first paragraph and the entire second paragraph of this risk factor appear to be unrelated to the subcaption preceding the risk factor. Please add a separate subcaption covering these risks.

RESPONSE:

We concur with the staff and have added additional subcaption titles to cover those risks.

STAFF COMMENT 19:

This risk factor appears to be duplicative of the risk factor titled "Key Management May Leave the Company" on page 12. In addition, the disclosure in the last two paragraphs of this risk factor appears to be completely unrelated to the subcaption preceding the risk factor. Please revise.

RESPONSE:

We concur with the staff and have removed the duplicative risk factors. Also, we have inserted new risk factors subcaptions to address the other risk factors in this paragraph.

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STAFF COMMENT 20:

Please revise to clarify that the net proceeds from the offering assume payment of $5,000 of filing expenses.

RESPONSE:

We concur with the staff and have updated the use of proceeds to reflect the $5,000 in filing and other associated costs with the offering.

STAFF COMMENT 21:

Please revise to quantify the anticipated cost of developing and completing your marketing and business plan. Further, please explain your statement that the funds will be used to develop and complete the business and marketing plan, but if less than the maximum offering amount is raised, it will first be used for the business and marketing plan, with the remaining funds to be used for general operational and working capital.

RESPONSE:

We concur with the staff and have revised the use of proceeds to reflect that funds will first be used handle core operational expenses such as audit, SEC filings, etc, and the rest will be used for the completion of the business and marketing plans.

STAFF COMMENT 22:

This section requires significant revision. Please consider the following comments in revising your disclosure in this section to address your particular business plan and industry niche.

RESPONSE:

We concur with the staff and have revised the business section introduction.

STAFF COMMENT 23:

Much of the disclosure in this section is a general discussion of sports and advertising in the United States, and appears to be unrelated to your proposed business. Please revise this section to provide a clear and detailed discussion of your proposed business, the current status of your development efforts, and what you must accomplish in order to begin generating revenue.

RESPONSE:

We concur with the staff and have updated the business section to clarify our business. In addition, we have specifically noted our current status of our development efforts, and what is necessary to start to generate revenues.

STAFF COMMENT 24:

The statistics cited in this section refer to revenue associated with major sports leagues, sporting equipment sales, nation advertising sales, etc. Given that you have not developed a business or marketing plan, and your proposed business does not appear to address these markets, it is unclear how these statistics are relevant to your proposed business. Please revise to describe more specifically the portion of the market applicable to you, and to include data that is relevant to and targeted at your proposed business.

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RESPONSE:

We have modified the business section of the registration statement to clarify our proposed markets and how those markets are applicable to our business.

STAFF COMMENT 25:

With respect to each third-party source you reference in support of the data you cite, to the extent you retain such references in your registration statement, please provide us with copies of the relevant portions of the cited reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. In addition, to the extent not already cited, please provide the basis for all statistics and dollar amounts provided in your disclosure.

RESPONSE:

We concur with the staff and have provided copies of the cited reports with our amended filing.

STAFF COMMENT 26:

Please delete your statement here, and in the summary section, that you expect to become a "recognized leader" in your industry niche. Also, statements that you will provide "the broadest, most innovative range of technology and content solutions" do not appear to be appropriate. Given your status as a development stage company with no business or strategic plan, no product or prototype and no operations, there does not appear to be a reasonable basis for statements of this type.

RESPONSE:

We concur with the staff and have removed both references.

STAFF COMMENT 27:

Please revise to explain how you plan to market your product.

RESPONSE:

We concur with the staff and have updated the sales and marketing section to reflect how we intend to market our product.

STAFF COMMENT 28:

Please revise to explain why your direct competition is KIT Digital, Jump TV and Media Zone.

RESPONSE:

We updated the competitive analysis section to explain why KIT Digital, Jump TV and Media Zone are direct competitors.

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STAFF COMMENT 29:

Please revise to discuss in greater detail the terms of any agreement with your sole officer and director to provide initial operating and loan capital to sustain your business plan over the next twelve months. Please also disclose any material uncertainties regarding the ability to obtain funds in needed amounts from this source. In this regard, we note your statement in Liquidity and Capital Resources on page 27 that you anticipate needing $160,000 to execute your business plan over the next twelve months.

RESPONSE:

We concur with the staff and have updated the registration statement to reflect that there is no agreement with the sole officer to provide capital to the business. In addition, we have updated the registration statement to reflect the need for the capital to continue our operations, the uncertainties surrounding the capital, and the impact on the business.

STAFF COMMENT 30:

Please revise to discuss the other projects that currently occupy Mr. Hughes' time.

RESPONSE:

We concur with the staff and have updated the registration statement to disclose Mr. Hughes' other projects that occupy his time.

STAFF COMMENT 31:

Immediately following the summary compensation table is a table listing Mr. Hughes' stock holdings. Given your disclosure that Mr. Hughes did not receive these shares as compensation, it appears inappropriate to include this table in this location. Please revise or explain.

RESPONSE:

We concur with the staff and removed this table.

STAFF COMMENT 32:

We note your statement that the beneficial ownership table also reflects Mr. Hughes' ownership assuming the sale of all shares in the offering. This statement does not appear to be correct. Please revise or delete.

RESPONSE:

We concur with the staff and have deleted the reference to Mr. Hughes' ownership assuming the sale of all the shares in the offering.

STAFF COMMENT 33:

For each unregistered offering, please revise to clearly state the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

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RESPONSE:

The issuance of the shares was made to the sole officer and director of the Company and an individual who is a sophisticated and accredited investor, therefore, the issuance was exempt from registration of the Securities Act of 1933 by reason of Section 4 (2) of that Act.

STAFF COMMENT 34:

It is unclear why Exhibit 4.1 contains a stock specimen for Primus Telecommunications Group, Incorporated. Please explain.

RESPONSE:

We included a sample stock certificate from another company because we don't generate stock certificates. We maintain stock ownership in book form. However, we have created a specimen for MIB Digital and replaced the Primus stock certificate with the MIB Digital stock certificate specimen.

STAFF COMMENT 35:

You do not appear to have filed any documents related to the unregistered sale of nine million shares of your common stock to Mr. Hughes. Please provide us with your analysis as to how you determined not to file any such documents as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:

We sold the shares to Mr. Hughes based on a board resolution and an investment letter. Both documents are attached for your review. With these executed documents, no public filing was required to be compliant with Item 601(b)(10)(ii)(A) of Regulation S-K.

STAFF COMMENT 36:

We will review the opinion of counsel and the related consent when you file that document, which may generate additional comments. If you wish to provide a form of opinion with our next amendment, we will conduct a preliminary review of that document and comment, as appropriate, when that draft opinion has been submitted. See Item 601(b)(5) of Regulation S-K.

RESPONSE:

We appreciate the staff's position and assistance on the opinion review, therefore, we have included a form of opinion for the review.

         We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678-428-6026.

Sincerely,

/s/ Scott Hughes
----------------
William Gaffney
Chief Executive Officer

Enclosure

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